

June 8, 2010

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

  Re: **Dynacq Healthcare, Inc.**
    Form 10-K for the Fiscal Year Ended August 31, 2009
    DEF 14A filed December 29, 2009
    Form 10-Q for the Quarterly Period Ended November 30, 2009
    File Number: 000-21574

Dear Mr. Chan:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief